Exhibit 99.1

[LOGO]ZARLINK
      SEMICONDUCTOR
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Dissident Group Rejects Zarlink's Attempt to Fairly Represent Views of all
Company Shareholders

OTTAWA, CANADA, July 22, 2008 - Zarlink Semiconductor (NYSE/TSX: ZL) today announced that it has met with Scott Leckie, Daniel Owen and David Banks ("the Leckie Group" or "the dissidents") in an attempt to find an amicable solution to the proxy contest in advance of the Annual and Special Meeting of Shareholders scheduled for July 23, 2008.

      The Leckie Group requested three Board of Director seats, with candidates of its choosing, as well as approximately $600,000 in reimbursement of proxy costs. Zarlink's Board of Directors finds these to be unreasonable demands, in light of the expected shareholder voting results.

      With the express goal of representing the views of all shareholders, Zarlink's Board of Directors offered to add two new independent directors to the current board in accordance with the Company's by-laws. The Company's Board of Directors and the Leckie Group would collaborate on a list of potential candidates. These individuals would have to meet the qualifications and appointment procedures followed by the Board of Directors to ensure all board members bring the requisite business and technology expertise required to monitor and encourage the attainment of a compelling strategic direction and solid financial results.

      The Leckie Group rejected the Board's proposal.


About Zarlink Semiconductor

      For over 30 years, Zarlink Semiconductor has delivered semiconductor solutions that drive the capabilities of voice, enterprise, broadband and wireless communications. The Company's success is built on its technology strengths including voice and data networks, optoelectronics and ultra low-power communications. For more information, visit www.zarlink.com.


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Shareholders and other individuals wishing to receive, free of charge, copies of the reports filed with the U.S. Securities and Exchange Commission and Regulatory Authorities, should visit the Company's web site at www.zarlink.com or contact Investor Relations.

Certain statements in this press release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and assumptions include, among others, the following: our dependence on the successful development and market introduction of new products; our dependence on revenue generation from our legacy products in order to fund development of our new products; our ability to successfully integrate Legerity and any businesses acquired in the future; any potential undisclosed liabilities associated with the Legerity acquisition; our ability to operate profitably and generate positive cash flows in the future; our dependence on our foundry suppliers and third-party subcontractors; order cancellations and deferrals by our customers; and other factors referenced in our Annual Report on Form 20-F. Investors are encouraged to consider the risks detailed in this filing.

                                     - 30 -

For further information:

Ed Goffin
613 270-7112
edward.goffin@zarlink.com